Response Biomedical Named Medical Device Company of the Year by
LifeSciences British Columbia

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, March 09, 2009 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced that it has been named the Medical Device Company of the Year by LifeSciences British Columbia. This award is presented annually by LifeSciences British Columbia to recognize an organization that has made outstanding contributions to the development of British Columbia’s life sciences industry and to increase public awareness and understanding of life sciences in the province. This particular award recognizes a company for execution of business strategies, scientific excellence, leadership and vision and market position/opportunity.

“We are very pleased to be recognized for the contribution and efforts of our whole team in 2008,” said S. Wayne Kay, Chief Executive Officer. “We believe we have made outstanding progress in the development, regulatory approval and partnering of our key products in the areas of infectious diseases and cardiovascular diagnostic tests and this award is very much appreciated. There are many fine companies in the life sciences sector in British Columbia and we appreciate being acknowledged amongst our peers for standing out in the achievement of major milestones last year.”

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure and influenza.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000. The RAMP® Influenza A/B Assay and RAMP 200 reader are not yet licensed for clinical use in Canada.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

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About LifeSciences British Columbia
LifeSciences British Columbia supports and represents the biopharmaceutical, medical device, bioproducts, bioenergy, and greater life sciences community of British Columbia through leadership, advocacy and promotion of British Columbia’s world-class science and industry. Via active facilitation of partnering and investment into the life sciences sector, British Columbia is fast becoming a global life sciences leader. LifeSciences British Columbia is a not-for-profit, non-government, industry-funded association.

Response Biomedical Contacts:

Bill Wickson
Director, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com

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